Name of Registrant:
Institutional Fiduciary Trust

File No. 811-04267

Exhibit Item No. 77C Matter Submitted to a Vote of Security Holders

I. The Board of Trustees of Institutional Fiduciary Trust
(the "Trust"), on behalf of Money Market Portfolio Fund (the "Fund"), a series of the Trust, called a Special Meeting of Shareholders of the Fund (the "Meeting"), and was held at the offices of Franklin Templeton Investments,
One Franklin Parkway, San Mateo, California 94403-1906 on October 30, 2017, adjourned on December 15, 2017 and re-adjourned on December 29, 2017 at 10:00 a.m., Pacific time.

During the Meeting, shareholders of the Fund voted on the following Proposals:

1.	To elect a Board of Trustees of the Trust.
2.	To approve an amended fundamental investment restriction
regarding investments in commodities.

The results of the voting at the Special Shareholder Meeting are as follows:

Proposal 1.  The election of Board of Trustees for the Trust:





For	% Voted For	% For of Outstanding Shares
Withhold	% Voted Withhold	% Withhold of Outstanding
Shares
Harris J. Ashton	18,781,434,185	100.00%	99.05%	0	0.00%	0.00%
Terrence J. Checki	18,781,434,185	100.00%	99.05%	0	0.00%	0.00%
Mary C. Choksi	        18,781,434,185	100.00%	99.05%	0	0.00%	0.00%
Edith E. Holiday	18,781,434,185	100.00%	99.05%	0	0.00%	0.00%
Gregory E. Johnson	18,781,434,185	100.00%	99.05%	0	0.00%	0.00%
Rupert H. Johnson, Jr.	18,781,434,185	100.00%	99.05%	0	0.00%	0.00%
J. Michael Luttig	18,781,434,185	100.00%	99.05%	0	0.00%	0.00%
Larry D. Thompson	18,781,434,185	100.00%	99.05%	0	0.00%	0.00%
John B. Wilson	        18,781,434,185	100.00%	99.05%	0	0.00%	0.00%


Proposal 2. To approve an amended fundamental investment restriction regarding investments in commodities.



For % Voted For	% For of Outstanding Shares Against	% Voted
Against	Abstain	% Voted Abstain

18,781,434,185	100.00%	  99.05%	      0	           0.00%	0.00%	   100.00%

Broker Non-Vote 	% Broker Non-Vote	Passed (Y or N)
99.05%	                    0	                    Y